Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Shareholders Approve Private Placement to Pay Out Notes

Vancouver, BC – February 1, 2011: Petaquilla Minerals Ltd. (the “Company”) announces that the Company’s shareholders have approved the previously announced non-brokered private placement offering of 16,000,000 units and 16,000,000 subscription receipts.

Each subscription receipt will now be converted into one unit consisting of one common share and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of three years at a price of $1.45 Canadian per share. The warrants contain an expiry acceleration provision as detailed in the Company’s news release of December 21, 2010.

All securities distributed in this private placement are subject to a hold period expiring four months plus one day after the date of issue of the relevant subscription receipts.

In connection with the closing of the private placement of subscription receipts, the Company will issue finders’ options of 779,934 and finders’ fees of $779,934 Canadian. Each finder’s option will entitle the holder to acquire one unit at a price of $1.00 Canadian per unit for a period of three years from closing of the private placement.

As mentioned in the Company’s news release of January 10, 2011, the closing of the private placement and the subsequent settlement of notes will allow the Company to focus efforts on the implementation of its strategic priorities, namely developing additional ounces at the Molejon gold deposit, advancing the Molejon heap leach project, accelerating exploration work on the Petaquilla Mining District and advancing the spin-out of its infrastructure subsidiary, Panamanian Development and Infrastructure Ltd.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.